pSivida Managing Director Interviewed for corporatefile.com in Australia

Amplifies Recent News on Licensing Agreement, Funding and Sale of AION

Boston, MA and Perth, Australia, April 19, 2007 - pSivida Limited (NASDAQ:PSDV) today released the text of an interview posted at corporatefile.com.au, in Australia. The following is the text of that interview:

corporatefile.com.au
pSivida Limited (ASX code PSD) recently announced a licensing agreement for its drug delivery technology Medidur™ with Pfizer Inc worth up to A$203 million (US$165 million). The deal includes an immediate capital investment of A$6.1 million (US$5 million), a possible further capital investment of another A$6.1 million (US$5 million) and potential development and sales related milestones of A$191 million (US$155 million). What is the strategic rationale for entering a licensing agreement at this stage of the technology’s development?

MD Dr. Paul Ashton
Medidur™ is already licensed to Alimera Sciences for the treatment of diabetic macular edema (DME) and now Pfizer has stepped in to license Medidur™ for ophthalmic applications, we believe marking a significant validation of our drug delivery technology.

This is our first major pharmaceutical company licensing deal and we’re free to license this product beyond ophthalmic applications. We have evaluation agreements relating to non-ophthalmic applications of our technologies with other pharmaceutical companies and a leading medical device company and we’re hopeful these will result in significant licensing deals.

Importantly, this licensing deal resulted directly from Pfizer’s 12-month evaluation of Medidur™, just one of our pharma evaluation agreements. Subsequently Pfizer moved to an exclusive three-month negotiation period for which we received A$1.3 million (US$1 million) and this has led to the A$203 million (US$165 million) licensing deal.

corporatefile.com.au
Are the potential development and sales milestone payments from Pfizer to be applied by pSivida to fund the clinical trial program from this collaboration?

MD Dr Paul Ashton
Pfizer will be funding the cost of the trial program. Development and sales milestone payments will be in addition to Pfizer's funding of the cost of the program.

corporatefile.com.au
In your ASX announcement, you indicated the deal included a 60-day termination clause. Can you clarify the significance of this?

MD Dr Paul Ashton
In my experience, it’s common for large pharmaceutical licensing deals to permit the pharma to terminate without cause. This is quite reasonable. For example, in the development of a particular product, it would be reasonable to make allowance for the possible discontinuance of development in the event of failure at a future stage.

Should our collaboration with Pfizer be successful, we will receive development milestone payments and sales related royalty payments.

corporatefile.com.au
Pfizer’s A$6 million (US$5 million) investment is conditional upon the removal of Sandell as a convertible note holder. How have you sought to address this issue?

MD Dr Paul Ashton
The Pfizer funds will be held in escrow until the Sandell loan note has been fully converted or redeemed. We now have sufficient funds available to redeem all of the Company’s convertible debt. The repayment of all of the company’s convertible debt will simplify the company’s capital structure and we believe put the company on a far stronger financial footing.

corporatefile.com.au
pSivida also announced on April 5, 2007 an A$11million (US$9 million) private placement of ordinary shares to allow you to retire the outstanding convertible notes. To what extent are the note holders converting to equity ahead of redemption?

MD Dr Paul Ashton
Since the announcement of the Pfizer licensing deal, approximately one third of the company’s convertible debt has been converted into equity.

corporatefile.com.au
To what extent does the licensing deal with Pfizer underpin the company’s financial position? What is the post-deal cash position and forecast cash burn in future periods?

MD Dr Paul Ashton
Our current cash position will be disclosed in the March Quarterly Report due out at the end of April. Our cash position has improved as we’ve raised in excess of A$28 million (US$23 million) this calendar year, recently sold our subsidiary AION Diagnostics and our cash burn has been reduced following rationalization of the business to focus on our core drug delivery technologies.

corporatefile.com.au
The Pfizer licensing deal covers ophthalmic applications for Medidur™. What is the market potential for Medidur™, and how does it compare with other treatments for chronic eye disease?

MD Dr Paul Ashton
The ophthalmic pharmaceutical market is rapidly expanding. Pfizer's Xalatan treatment for glaucoma generates over US$1 billion per year. The recently approved drug Lucentis, a treatment for age-related macular degeneration, is achieving significant sales volumes and is likely to become the next billion-dollar-plus product. However, Lucentis requires regularly repeated injections directly into the eye. A sustained release delivery system requiring less frequent administration should generate strong sales and take significant market share in the treatment of chronic eye diseases.

corporatefile.com.au
What other applications are being progressed for Medidur™? Will you be seeking additional licensing opportunities for Medidur™?

MD Dr Paul Ashton

Medidur™ is presently in Phase III clinical trials for the treatment of DME. DME is one of the leading causes of vision loss in the United States and potentially a multibillion dollar market, with presently no approved drug treatments.
We’re also free to license Medidur™ for non-ophthalmic applications. Given the eye is a very sensitive organ, if Medidur™ can be injected into the back of the eye, we believe you can inject the device almost anywhere for the controlled delivery of drugs.

corporatefile.com.au
What are the key milestone achievements being targeted for pSivida during the 2007 calendar year?

MD Dr Paul Ashton
Having now delivered a key milestone, being our first global pharmaceutical licensing agreement, the company expects to progress our clinical trials of Brachysil™ in pancreatic cancer. We plan to complete enrollment for the present Phase IIa trial by mid-calendar 2007, and have data available by the end of the 2007 calendar year. We also hope to complete enrolment in our Phase III trials for Medidur™ in DME during the same period.

Finally, we’ll continue to pursue evaluation and collaboration agreements for our technologies with global pharmaceutical and medical device companies to deliver further licensing deals for our shareholders.

corporatefile.com.au
Thank you Paul.

For previous Open Briefings by pSivida, or to receive future Open Briefings by email, visit www.corporatefile.com.au.

For more information about pSivida, visit www.psivida.com.au or call Brian Leedman, Director of Investor Relations on +(61-8) 9226 5099.

CORPORATE FILE DISCLAIMER: Corporate File Pty Ltd has taken reasonable care in publishing the information contained in this Open Briefing®. It is information given in a summary form and does not purport to be complete. The information contained is not intended to be used as the basis for making any investment decision and you are solely responsible for any use you choose to make of the information. We strongly advise that you seek independent professional advice before making any investment decisions. Corporate File Pty Ltd is not responsible for any consequences of the use you make of the information, including any loss or damage you or a third party might suffer as a result of that use.

PSIVIDA LIMITED DISCLAIMER: This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the risk that we may not meet any of the milestones in the Pfizer agreement or may not successfully develop or commercialize the products under development or our proposed products; the risk that Pfizer terminates the license agreement; the risk that we will not be able to exploit our drug delivery technologies outside of the eye; the risk that our evaluation agreements for our products may not produce favorable results and/or result in license agreements or partnerships and the risk of our failure to otherwise establish partnerships; the risk that we will be unable to repay all amounts outstanding under our convertible notes or other liabilities; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the phase III Medidur™ for DME trial or the phase II BrachySil™ trials; failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues; failure of the pSivida Inc’s products to achieve expected revenues; failure to achieve cost savings generally; our inability to penetrate the Uveitis or other markets, our inability to continue to develop products currently in our pipeline or to continue to feed our product pipeline; our failure to achieve our stated 2007 milestones or to execute on our stated U.S. growth strategy. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.

Contact:	Beverly Jedynak
President
Martin E. Janis & Company, Inc.
312-943-1100 ext. 12
bjedynak@janispr.com